

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



03025813

DC
No Act
P.E. 738076

June 24, 2003

Act 1934
Section
Rule 14A-8
Public Availability 6/24/2003

Virginia Tsai
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

Re: 3Com Corporation

Dear Ms. Tsai:

This is in regard to your letter dated June 12, 2003 concerning the shareholder proposal submitted by the Sisters of St. Joseph Charitable Fund for inclusion in 3Com's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that 3Com therefore withdraws its June 5, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
JUL 16 2003
THOMSON
FINANCIAL

Sincerely,

Grace K. Lee
Special Counsel

cc: Steven Heim
Director of Social Research
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109



Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

RECEIVED
2003 JUN 16 AM 9:27
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 12, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: 3Com Corporation – Withdrawal of Request for No Action with respect to Stockholder Proposal Regarding Equal Employment Opportunity Report

Ladies and Gentlemen:

By letter dated April 10, 2003, Boston Common Asset Management, LLC, on behalf of Sisters of St. Joseph Charitable Fund (collectively, the "Proponent"), submitted to 3Com Corporation ("3Com" or the "Company") a stockholder proposal entitled "Equal Employment Opportunity Report" (the "Proposal") for inclusion in 3Com's proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders (the "2003 Proxy Materials").

By letter dated June 5, 2003 (the "No-Action Request"), 3Com requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission not recommend any enforcement action if 3Com omitted the Proposal from the Company's 2003 Proxy Materials due to the Proponent's failure to meet the holding-period requirement of Rule 14a-8(b) for eligibility to submit a stockholder proposal pursuant to Rule 14a-8.

By letter dated June 9, 2003, the Proponent advised 3Com that it is withdrawing the Proposal. As a result, 3Com wishes to withdraw its No-Action Request. For your convenience, we have enclosed a copy of all written correspondence relating to the Proposal.

If you have any questions or require additional information, please do not hesitate to call the undersigned at (650) 565-3522. Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgement copy and returning it in the enclosed self-addressed, postage pre-paid envelope. 3Com is sending a copy of this letter and enclosures to the Proponent.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Virginia Tsai

Virginia Tsai

2537399_1.DOC

650 Page Mill Road, Palo Alto, CA 94304-1050 • 650.493.9300 Tel • 650.493.6811 Fax • www.wsgr.com
AUSTIN • KIRKLAND • NEW YORK CITY • PALO ALTO • RESTON • SALT LAKE CITY • SAN FRANCISCO

Enclosures

cc: Sisters of St. Joseph Charitable Fund
c/o Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109
Attention: Seven Heim, Director of Social Research

Mark D. Michael, Secretary and General Counsel
3Com Corporation



BOSTON COMMON
ASSET MANAGEMENT, LLC

June 9, 2003

Mr. Mark D. Michael
SVP, Legal and Government Relations, Secretary, and General Counsel
3Com Corporation
5400 Bayfront Plaza
Santa Clara, California 95052-8145

RE: Withdrawal of Shareholder Proposal to 3Com Corporation on Disclosure of Equal Employment Opportunity Information

Sent via facsimile and FedEx

Dear Mr. Michael:

Boston Common Asset Management, LLC (Boston Common) has received a copy of 3Com Corporation's outside counsel's "no-action" letter dated June 5, 2003 to the U.S. Securities and Exchange Commission (SEC). The letter noted correctly that our client the Sisters of St. Joseph Charitable Fund (SSJCF) did not hold shares of 3Com Corporation (3Com) common stock long enough in order to be eligible for their shareholder proposal to be included in 3Com's 2003 proxy statement. This was an oversight on our part. Therefore, on behalf of SSJCF we are withdrawing SSJCF's shareholder proposal to 3Com on disclosure of equal employment opportunity information.

We will send you a letter shortly outlining our specific concerns with 3Com regarding the substance of our client's shareholder proposal. We hope that 3Com may be willing to discuss these issues with us and other concerned shareholders. Last week I spoke with Kirk Shankle of 3Com about our client's shareholder proposal. He said that under certain conditions 3Com might agree to share with us some of the information that we requested, namely by signing an appropriate nondisclosure agreement. He said that 3Com due to staffing issues could meet with us and others after 3Com completes the move of its corporate headquarters to the Boston area later this year, maybe in early November 2003.

In the meantime, we look forward to learning more about 3Com's record and programs on equal employment opportunity, and discussing the risks and benefits of transparency on these issues to shareholders. Also, we are sending a copy of this letter to the SEC's Office of Chief Counsel, Division of Corporation Finance and to Paul Neuhauser, Esq., legal counsel for the Interfaith Center on Corporate Responsibility (ICCR). Mr. Neuhauser represents ICCR members, such as SSJCF, in matters before the SEC.

Sincerely,

Steven Heim

Steven Heim
Director of Social Research

cc: Sr. Jane Harrington, Sisters of St. Joseph Charitable Fund
Mr. Paul Neuhauser, Esq.
U.S. SEC, Division of Corporate Finance, Office of General Counsel
Mr. Gary Brouse, Director of Equality Programs, ICCR

Boston Common Asset Management, LLC 84 State Street, Suite 1000, Boston MA 02109 Tel: (617) 720 5557 Fax: (617) 720 5665 www.bostoncommonasset.com



Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

RECEIVED
2003 JUN 16 AM 9:27
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 5, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: 3Com Corporation – Notice of Intent to Omit Stockholder Proposal Regarding Equal Employment Opportunity Report

Ladies and Gentlemen:

3Com Corporation, a Delaware corporation ("3Com" or the "Company") is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of 3Com's intention to omit a stockholder proposal (the "Proposal") from 3Com's proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (the "2003 Proxy Materials").

3Com respectfully requests, for the reasons described below, that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend any enforcement action if 3Com omits the Proposal from its 2003 Proxy Materials. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

I. The Proposal

The Proposal was submitted on behalf of the Sisters of St. Joseph Charitable Fund (the "Proponent") and is attached to this letter as Exhibit A. The Proposal requests that 3Com prepare a report, at reasonable cost and omitting confidential information, within four months of the annual meeting, including the following:

1. A chart identifying employees according to their sex and race in each of the nine major EEOC-defined job categories for the last three years, listing either numbers or percentages in each category;

2. A summary description of any affirmative action policies and programs to improve performances, including job categories where women and minorities are underutilized;

3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females or minorities; and

2519639_4.DOC

4. A general description of how 3Com publicizes its affirmative action policies and programs to merchandise suppliers and service providers.

II. The Proposal may be omitted from 3Com's 2003 Proxy Materials because the Proponent is not eligible to submit a stockholder proposal under Rule 14a-8(b).

3Com intends to omit the Proposal from its 2003 Proxy Materials pursuant to Rule 14a-8(j). 3Com is fully committed to providing equal employment opportunity and judges employees at every level only on the basis of their contribution to 3Com. At the same time, however, 3Com believes that the Proposal may be omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(j) on the grounds that the Proponent is not eligible to submit a proposal under the requirements of Rule 14a-8(b).

To be eligible to submit a stockholder proposal, Rule 14a-8(b)(1) requires a stockholder to have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such stockholder submits the proposal. This requirement is further clarified in Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), Section (C)(1)(c)(3), which states that a stockholder must submit proof from the record holder that the stockholder continuously owned the securities for a period of one year as of the time the stockholder submits the proposal.

Based on the documentation received by 3Com on behalf of the Proponent, the Proponent has not held shares of 3Com stock for at least one year by the date of the submission of the Proposal, as required by Rule 14a-8(b)(1). Although 3Com has received a written statement from Merrill Lynch, which claims to be the custodian of the Proponent's 3Com shares, that "beneficial ownership has existed for one or more years," the supporting documentation submitted on behalf of the Proponent does not corroborate this statement.

According to the "EMA Account" statement for the statement period 03/01/03 to 03/31/03 which was enclosed with the Proposal, the Proponent acquired 12,200 shares of 3Com on June 12, 2002. The Proposal was submitted on April 10, 2003. June 12, 2002 is approximately ten months prior to the date of submission of the Proposal, and not at least one year as required under Rule 14a-8(b)(1).

Since this eligibility defect relates to the amount of time that the 3Com shares were owned by the Proponent at the time the Proposal was submitted, it cannot be cured. Nor can the Proponent resubmit the Proposal after the requisite time has passed because the deadline for submission of stockholder proposals passed on April 15, 2003.

III. Conclusion

Based upon the foregoing, 3Com respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if 3Com omits the Proposal from its 2003 Proxy Materials. Should the Staff disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with a member of the Staff prior to the issuance of the Staff's response. Moreover, 3Com reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from its 2003 Proxy Materials.

By copy of this letter, the Proponent is being notified of 3Com's intention to omit the Proposal from its 2003 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgement copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (650) 565-3522 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Katharine A. Martin

cc: Sisters of St. Joseph Charitable Fund
c/o Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109
Attention: Steven Heim, Director of Social Research

Mark D. Michael, Secretary and General Counsel
3Com Corporation

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Exhibit A

The Proposal and Related Correspondence

2519639_4.DOC



BOSTON COMMON
ASSET MANAGEMENT, LLC

April 10, 2003

Mr. Mark D. Michael
SVP, Legal and Government Relations, Secretary, and General Counsel
3Com Corporation
5400 Bayfront Plaza
Santa Clara, California 95052-8145

Dear Mr. Michael:

Boston Common Asset Management, LLC (Boston Common) is an investment manager that serves investors concerned about the social and environmental impact, as well as the financial return, of their investments. Boston Common holds a total of approximately 116,000 shares of 3Com Corporation (3Com) common stock on behalf of our clients, including 12,200 shares for the Sisters of St. Joseph Charitable Fund (SSJCF). Our client, Sisters of St. Joseph Charitable Fund, has authorized us to file the enclosed shareholder proposal on their behalf.

As a religiously sponsored organization, SSJCF seeks to reflect its values, principles and mission in its investment decisions. Transparency on the issue of women and minority hiring and advancement is a critical component of a corporation's commitment to diversity. SSJCF expects all companies in which we invest to be transparent on their diversity issues, challenges and results. This is important so concerned shareholders can then gauge the progress and challenges their portfolio companies experience in addressing equality in the workplace. 3Com certainly aspires to leadership on the issue of diversity – full public accountability would help demonstrate management's dedication. However, we understand that 3Com's policy is to not disclose its consolidated EEO-1 data to shareholders as 3Com considers this proprietary information.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2003 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Sisters of St. Joseph Charitable Fund is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. SSJCF has been a shareholder for more than one year and we will provide verification of its ownership position shortly. SSJCF will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We look forward to hearing from you and hope that there may be an opportunity to come to a mutually satisfying agreement that will enable us to withdraw the shareholder resolution. Please mail all related correspondence to me at 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (802) 223-4627, or via fax at (617) 720-5665 or email at sheim@bostoncommonasset.com.

Sincerely,



Steven Heim
Director of Social Research

cc: Sr. Jane Harrington, Sisters of St. Joseph Charitable Fund

Encl. Resolution Text

EQUAL EMPLOYMENT OPPORTUNITY REPORT

Equal employment opportunity (EEO) is an important issue for corporate shareholders, employees and management, especially as the workforce becomes more diverse. According to the bipartisan Glass Ceiling Commission report, a positive diversity record makes a positive impact on the bottom line.

Yet, while women and minorities comprise two thirds of our population and 57% of the United States workforce, the Commission found that they represent little more than 3% of executive-level positions. Various projections indicate that women and minorities will constitute 62% of the workforce by 2005.

Workplace discrimination has created a significant burden for shareholders due to the high cost of litigation and potential loss of government contracts. Such litigation also damages corporate and industry images. In the pharmaceutical, petroleum and retail industries, discrimination lawsuits have resulted in a financial impact on shareholders that adds up to billions of dollars.

The Glass Ceiling Commission recognized that "public disclosure of diversity data—specifically data on the most senior positions—is an effective incentive to develop and maintain innovative, effective programs to break the glass ceiling barriers." The Commission recommended that both the public and private sectors work toward increased public disclosure of diversity data.

"Accurate data on minorities and women can show where progress is or is not being made in breaking glass ceiling barriers," observed the Commission. Under Title VII of the Civil Rights Act of 1964, private sector employers with 100 or more employees must prepare annually an "Employer Information Report EEO-1".

More than 200 major U.S. corporations disclose EEO-1 reports to their shareholders. Among these companies are many who have experienced large racial and gender discrimination lawsuits; for example, Texaco, Shoney's, Denny's, Home Depot and Coca-Cola.

Many technology companies in the same broad sector as 3Com Corporation have disclosed comprehensive EEO-1 data including IBM, Intel, and Microsoft.

3Com Corporation does not make available to investors comprehensive equal employment opportunity information.

RESOLVED: The shareholders request our company prepare a report, at reasonable cost and omitting confidential information, within four months of the annual meeting, including the following:

1. A chart identifying employees according to their sex and race in each of the nine major EEOC-defined job categories for the last three years, listing either numbers or percentages in each category;

2. A summary description of any affirmative action policies and programs to improve performances, including job categories where women and minorities are underutilized;

3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females or minorities;

4. A general description of how our company publicizes its affirmative action policies and programs to merchandise suppliers and service providers.

April 10, 2003

Mr. Mark D. Michael
SVP, Legal and Government Relations, Secretary, and General Counsel
3Com Corporation
5400 Bayfront Plaza
Santa Clara, California 95052-8145

RE: Shareholder Proposal by the Sisters of St. Joseph Charitable Fund

Dear Mr. Michael:

Steven Heim of Boston Common Asset Management, LLC has asked me to send this letter to you, as proof of ownership of 3Com Corporation shares by the Sisters of St. Joseph Charitable Fund.

Merrill Lynch is the custodian for the Sisters of St. Joseph Charitable Fund.

We are writing to verify that the Sisters of St. Joseph Charitable Fund currently owns 12,200 shares of 3Com Corporation. (Cusip # 885535104). We confirm that the Sisters of St. Joseph Charitable Fund has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of 3Com Corportation and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,



Thomas Puleri
Vice President, Senior Financial Advisor

cc: Steven Heim, Director of Social Research, Boston Common Asset Management, LLC



Current Portfolio

Quantity	Security Description	Symbol	Sector	Date Acquired	Adjust/Unit Cost Basis	Total Cost Basis	Estimated Market Price	Estimated Market Value	Unrealized Gain or (Loss)	Estimated Annual Income	Current Yield %
Equities											
2,600	GRANITE CONST INC DEL	GVA		05/22/02	23.41	60,866	15.70	40,820	(20,046)	104	.25
2,300	HCC INS HOLDING INC	HCC		05/22/02	25.84	59,432	25.56	58,788	(644)	597	1.01
1,400	HON INDUST INC	HNI		12/10/98	22.87	32,025	28.50	39,900	7,875	728	1.82
200	HON INDUST INC			12/10/98	22.87	4,575	28.50	5,700	1,125	104	1.82
1,600	Security Sub-Total					36,600		45,600	9,000	832	1.82
1,400	JOURNAL REGISTER COMPANY	JRC		06/29/01	17.15	24,010	15.26	21,364	(2,646)		
1,100	LENNAR CORP	LEN		01/23/02	48.94	53,834	53.55	58,905	5,071	55	.09
1,500	MANITOWOC CO INC WIS	MTW		10/10/00	19.56	29,343	16.81	25,215	(4,128)	420	1.66
800	OXFORD HEALTH PLANS INC	OHP		06/29/01	28.50	22,800	30.36	24,288	1,488		
1,300	PARK ELECTROCHMICL	PKE		01/25/01	35.25	45,825	15.14	19,682	(26,143)	312	1.58
1,100	PENTAIR INC	PNR		09/29/00	25.93	28,531	35.35	38,885	10,353	923	2.37
2,200	PIER 1 IMPORTS INC DEL	PIR		06/29/01	11.49	25,278	15.86	34,892	9,614	527	1.51
200	RENAISSANCERE HLDGS LTD	RNR		07/02/98	15.52	3,104	40.05	8,010	4,905	120	1.49
1,200	RENAISSANCERE HLDGS LTD			07/02/98	15.52	18,625	40.05	48,060	29,435	719	1.49
1,400	Security Sub-Total					21,729		56,070	34,340	839	1.49
2,500	RAYOVAC	ROV		10/09/00	16.93	42,343	10.85	27,125	(15,218)		
1,100	RADIAN GROUP INC	RDN		12/27/01	42.63	46,893	33.38	36,718	(10,175)	88	.23
100	RADIAN GROUP INC			12/27/01	42.62	4,262	33.38	3,338	(924)	8	.23
1,200	Security Sub-Total					51,155		40,056	(11,099)	96	.23
3,996	REPUBLIC BNCRP MICH $5	RBNC		07/02/98	10.22	40,875	11.78	47,072	6,197	1,358	2.88
2,300	REYNOLDS&REYNOLDS A	REY		07/02/98	17.93	41,256	25.30	58,190	16,933	1,011	1.73
1,500	ROSS STORES INC COM	ROST		10/12/98	14.12	21,187	36.11	54,166	32,978	344	.63
4,100	SCIENTIFIC ATLANTA	SFA		12/24/02	12.27	50,307	13.74	56,334	6,027	163	.29
4,000	SOVEREIGN BANCRP INC COM	SOV		03/29/01	8.59	34,375	13.85	55,400	21,024	399	.72
12,200	3COM CORP DEL PV $0.01	COMS		06/12/02	4.70	57,340	4.92	60,036	2,696		



BOSTON COMMON
ASSET MANAGEMENT, LLC

RECEIVED
2003 JUN 11 PM 4:31
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 9, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: 3Com Corporation – Notice of Intent to Omit Stockholder Proposal Regarding Equal Employment Opportunity Report

Ladies and Gentlemen:

Last week 3Com Corporation (3Com) filed a request for a no-action letter from your office regarding a stockholder proposal filed with 3Com by the Sisters of St. Joseph Charitable Fund (SSJCF). SSJCF is a client of Boston Common Asset Management, LLC (Boston Common). Yesterday SSJCF withdrew this proposal to 3Com. Enclosed please see copy of the letter that we faxed to 3Com yesterday and sent to 3Com via FedEx.

Boston Common will ask 3Com to let the SEC know that the SSJCF proposal was withdrawn and that they are therefore withdrawing their request for a no-action letter. If you have any questions about this please call me at 617-720-5557.

Sincerely,

Steven Heim

Steven Heim
Director of Social Research

Enc.: Letter withdrawing stockholder proposal to 3Com

Boston Common Asset Management, LLC 84 State Street, Suite 1000, Boston MA 02109 Tel: (617) 720 5557 Fax: (617) 720 5665 www.bostoncommonasset.com



BOSTON COMMON
ASSET MANAGEMENT, LLC

RECEIVED
2003 JUN 11 PM 4:31
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 9, 2003

Mr. Mark D. Michael
SVP, Legal and Government Relations, Secretary, and General Counsel
3Com Corporation
5400 Bayfront Plaza
Santa Clara, California 95052-8145

RE: Withdrawal of Shareholder Proposal to 3Com Corporation on Disclosure of Equal Employment Opportunity Information

Sent via facsimile and FedEx

Dear Mr. Michael:

Boston Common Asset Management, LLC (Boston Common) has received a copy of 3Com Corporation's outside counsel's "no-action" letter dated June 5, 2003 to the U.S. Securities and Exchange Commission (SEC). The letter noted correctly that our client the Sisters of St. Joseph Charitable Fund (SSJCF) did not hold shares of 3Com Corporation (3Com) common stock long enough in order to be eligible for their shareholder proposal to be included in 3Com's 2003 proxy statement. This was an oversight on our part. Therefore, on behalf of SSJCF we are withdrawing SSJCF's shareholder proposal to 3Com on disclosure of equal employment opportunity information.

We will send you a letter shortly outlining our specific concerns with 3Com regarding the substance of our client's shareholder proposal. We hope that 3Com may be willing to discuss these issues with us and other concerned shareholders. Last week I spoke with Kirk Shankle of 3Com about our client's shareholder proposal. He said that under certain conditions 3Com might agree to share with us some of the information that we requested, namely by signing an appropriate nondisclosure agreement. He said that 3Com due to staffing issues could meet with us and others after 3Com completes the move of its corporate headquarters to the Boston area later this year, maybe in early November 2003.

In the meantime, we look forward to learning more about 3Com's record and programs on equal employment opportunity, and discussing the risks and benefits of transparency on these issues to shareholders. Also, we are sending a copy of this letter to the SEC's Office of Chief Counsel, Division of Corporation Finance and to Paul Neuhauser, Esq., legal counsel for the Interfaith Center on Corporate Responsibility (ICCR). Mr. Neuhauser represents ICCR members, such as SSJCF, in matters before the SEC.

Sincerely,



Steven Heim
Director of Social Research

cc: Sr. Jane Harrington, Sisters of St. Joseph Charitable Fund
Mr. Paul Neuhauser, Esq.
U.S. SEC, Division of Corporate Finance, Office of General Counsel
Mr. Gary Brouse, Director of Equality Programs, ICCR

Boston Common Asset Management, LLC 84 State Street, Suite 1000, Boston MA 02109 Tel: (617) 720 5557 Fax: (617) 720 5665 www.bostoncommonasset.com



Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

June 5, 2003

RECEIVED
2003 JUN -6 PM 2:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: 3Com Corporation – Notice of Intent to Omit Stockholder Proposal Regarding Equal Employment Opportunity Report

Ladies and Gentlemen:

3Com Corporation, a Delaware corporation ("3Com" or the "Company") is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of 3Com's intention to omit a stockholder proposal (the "Proposal") from 3Com's proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (the "2003 Proxy Materials").

3Com respectfully requests, for the reasons described below, that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend any enforcement action if 3Com omits the Proposal from its 2003 Proxy Materials. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

I. The Proposal

The Proposal was submitted on behalf of the Sisters of St. Joseph Charitable Fund (the "Proponent") and is attached to this letter as Exhibit A. The Proposal requests that 3Com prepare a report, at reasonable cost and omitting confidential information, within four months of the annual meeting, including the following:

1. A chart identifying employees according to their sex and race in each of the nine major EEOC-defined job categories for the last three years, listing either numbers or percentages in each category;

2. A summary description of any affirmative action policies and programs to improve performances, including job categories where women and minorities are underutilized;

3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females or minorities; and

2519639_4.DOC

4. A general description of how 3Com publicizes its affirmative action policies and programs to merchandise suppliers and service providers.

II. The Proposal may be omitted from 3Com's 2003 Proxy Materials because the Proponent is not eligible to submit a stockholder proposal under Rule 14a-8(b).

3Com intends to omit the Proposal from its 2003 Proxy Materials pursuant to Rule 14a-8(j). 3Com is fully committed to providing equal employment opportunity and judges employees at every level only on the basis of their contribution to 3Com. At the same time, however, 3Com believes that the Proposal may be omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(j) on the grounds that the Proponent is not eligible to submit a proposal under the requirements of Rule 14a-8(b).

To be eligible to submit a stockholder proposal, Rule 14a-8(b)(1) requires a stockholder to have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such stockholder submits the proposal. This requirement is further clarified in Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), Section (C)(1)(c)(3), which states that a stockholder must submit proof from the record holder that the stockholder continuously owned the securities for a period of one year as of the time the stockholder submits the proposal.

Based on the documentation received by 3Com on behalf of the Proponent, the Proponent has not held shares of 3Com stock for at least one year by the date of the submission of the Proposal, as required by Rule 14a-8(b)(1). Although 3Com has received a written statement from Merrill Lynch, which claims to be the custodian of the Proponent's 3Com shares, that "beneficial ownership has existed for one or more years," the supporting documentation submitted on behalf of the Proponent does not corroborate this statement.

According to the "EMA Account" statement for the statement period 03/01/03 to 03/31/03 which was enclosed with the Proposal, the Proponent acquired 12,200 shares of 3Com on June 12, 2002. The Proposal was submitted on April 10, 2003. June 12, 2002 is approximately ten months prior to the date of submission of the Proposal, and not at least one year as required under Rule 14a-8(b)(1).

Since this eligibility defect relates to the amount of time that the 3Com shares were owned by the Proponent at the time the Proposal was submitted, it cannot be cured. Nor can the Proponent resubmit the Proposal after the requisite time has passed because the deadline for submission of stockholder proposals passed on April 15, 2003.

III. Conclusion

Based upon the foregoing, 3Com respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if 3Com omits the Proposal from its 2003 Proxy Materials. Should the Staff disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with a member of the Staff prior to the issuance of the Staff's response. Moreover, 3Com reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from its 2003 Proxy Materials.

By copy of this letter, the Proponent is being notified of 3Com's intention to omit the Proposal from its 2003 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgement copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (650) 565-3522 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Katharine A. Martin

cc: Sisters of St. Joseph Charitable Fund
c/o Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109
Attention: Steven Heim, Director of Social Research

Mark D. Michael, Secretary and General Counsel
3Com Corporation

Exhibit A

The Proposal and Related Correspondence



BOSTON COMMON
ASSET MANAGEMENT, LLC

April 10, 2003

Mr. Mark D. Michael
SVP, Legal and Government Relations, Secretary, and General Counsel
3Com Corporation
5400 Bayfront Plaza
Santa Clara, California 95052-8145

Dear Mr. Michael:

Boston Common Asset Management, LLC (Boston Common) is an investment manager that serves investors concerned about the social and environmental impact, as well as the financial return, of their investments. Boston Common holds a total of approximately 116,000 shares of 3Com Corporation (3Com) common stock on behalf of our clients, including 12,200 shares for the Sisters of St. Joseph Charitable Fund (SSJCF). Our client, Sisters of St. Joseph Charitable Fund, has authorized us to file the enclosed shareholder proposal on their behalf.

As a religiously sponsored organization, SSJCF seeks to reflect its values, principles and mission in its investment decisions. Transparency on the issue of women and minority hiring and advancement is a critical component of a corporation's commitment to diversity. SSJCF expects all companies in which we invest to be transparent on their diversity issues, challenges and results. This is important so concerned shareholders can then gauge the progress and challenges their portfolio companies experience in addressing equality in the workplace. 3Com certainly aspires to leadership on the issue of diversity – full public accountability would help demonstrate management's dedication. However, we understand that 3Com's policy is to not disclose its consolidated EEO-1 data to shareholders as 3Com considers this proprietary information.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2003 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Sisters of St. Joseph Charitable Fund is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. SSJCF has been a shareholder for more than one year and we will provide verification of its ownership position shortly. SSJCF will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We look forward to hearing from you and hope that there may be an opportunity to come to a mutually satisfying agreement that will enable us to withdraw the shareholder resolution. Please mail all related correspondence to me at 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (802) 223-4627, or via fax at (617) 720-5665 or email at sheim@bostoncommonasset.com.

Sincerely,

Steven Heim
Director of Social Research

cc: Sr. Jane Harrington, Sisters of St. Joseph Charitable Fund

Encl. Resolution Text

EQUAL EMPLOYMENT OPPORTUNITY REPORT

Equal employment opportunity (EEO) is an important issue for corporate shareholders, employees and management, especially as the workforce becomes more diverse. According to the bipartisan Glass Ceiling Commission report, a positive diversity record makes a positive impact on the bottom line.

Yet, while women and minorities comprise two thirds of our population and 57% of the United States workforce, the Commission found that they represent little more than 3% of executive-level positions. Various projections indicate that women and minorities will constitute 62% of the workforce by 2005.

Workplace discrimination has created a significant burden for shareholders due to the high cost of litigation and potential loss of government contracts. Such litigation also damages corporate and industry images. In the pharmaceutical, petroleum and retail industries, discrimination lawsuits have resulted in a financial impact on shareholders that adds up to billions of dollars.

The Glass Ceiling Commission recognized that "public disclosure of diversity data—specifically data on the most senior positions—is an effective incentive to develop and maintain innovative, effective programs to break the glass ceiling barriers." The Commission recommended that both the public and private sectors work toward increased public disclosure of diversity data.

"Accurate data on minorities and women can show where progress is or is not being made in breaking glass ceiling barriers," observed the Commission. Under Title VII of the Civil Rights Act of 1964, private sector employers with 100 or more employees must prepare annually an "Employer Information Report EEO-1".

More than 200 major U.S. corporations disclose EEO-1 reports to their shareholders. Among these companies are many who have experienced large racial and gender discrimination lawsuits; for example, Texaco, Shoney's, Denny's, Home Depot and Coca-Cola.

Many technology companies in the same broad sector as 3Com Corporation have disclosed comprehensive EEO-1 data including IBM, Intel, and Microsoft.

3Com Corporation does not make available to investors comprehensive equal employment opportunity information.

RESOLVED: The shareholders request our company prepare a report, at reasonable cost and omitting confidential information, within four months of the annual meeting, including the following:

1. A chart identifying employees according to their sex and race in each of the nine major EEOC-defined job categories for the last three years, listing either numbers or percentages in each category;

2. A summary description of any affirmative action policies and programs to improve performances, including job categories where women and minorities are underutilized;

3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females or minorities;

4. A general description of how our company publicizes its affirmative action policies and programs to merchandise suppliers and service providers.

April 10, 2003

Mr. Mark D. Michael
SVP, Legal and Government Relations, Secretary, and General Counsel
3Com Corporation
5400 Bayfront Plaza
Santa Clara, California 95052-8145

RE: Shareholder Proposal by the Sisters of St. Joseph Charitable Fund

Dear Mr. Michael:

Steven Heim of Boston Common Asset Management, LLC has asked me to send this letter to you, as proof of ownership of 3Com Corporation shares by the Sisters of St. Joseph Charitable Fund.

Merrill Lynch is the custodian for the Sisters of St. Joseph Charitable Fund.

We are writing to verify that the Sisters of St. Joseph Charitable Fund currently owns 12,200 shares of 3Com Corporation. (Cusip # 885535104). We confirm that the Sisters of St. Joseph Charitable Fund has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of 3Com Corportation and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,



Thomas Puleri
Vice President, Senior Financial Advisor

cc: Steven Heim, Director of Social Research, Boston Common Asset Management, LLC

 **ACCOUNT**

STRATEGIC PORTFOLIO ADVISOR SERVICE

Current Portfolio

Quantity	Security Description	Symbol	Sector	Date Acquired	Adjust/Unit Cost Basis	Total Cost Basis	Estimated Market Price	Estimated Market Value	Unrealized Gain or (Loss)	Estimated Annual Income	Current Yield %
Equities											
2,600	GRANITE CONST INC DEL	GVA		05/22/02	23.41	60,866	15.70	40,820	(20,046)	104	.25
2,300	HCC INS HOLDING INC	HCC		05/22/02	25.84	59,432	25.56	58,788	(644)	597	1.01
1,400	HON INDUST INC	HNI		12/10/98	22.87	32,025	28.50	39,900	7,875	728	1.82
200	HON INDUST INC			12/10/98	22.87	4,575	28.50	5,700	1,125	104	1.82
1,600	Security Sub-Total					36,600		45,600	9,000	832	1.82
1,400	JOURNAL REGISTER COMPANY	JRC		06/29/01	17.15	24,010	15.26	21,364	(2,646)		
1,100	LENNAR CORP	LEN		01/23/02	48.94	53,834	53.55	58,905	5,071	55	.09
1,500	MANITOWOC CO INC WIS	MTW		10/10/00	19.56	29,343	16.81	25,215	(4,128)	420	1.66
800	OXFORD HEALTH PLANS INC	OHP		06/29/01	28.50	22,800	30.36	24,288	1,488		
1,300	PARK ELECTROCHMICL	PKE		01/25/01	35.25	45,825	15.14	19,682	(26,143)	312	1.58
1,100	PENTAIR INC	PNR		09/29/00	25.93	28,531	35.35	38,885	10,353	923	2.37
2,200	PIER 1 IMPORTS INC DEL	PIR		06/29/01	11.49	25,278	15.86	34,892	9,614	527	1.51
200	RENAISSANCERE HLDGS LTD	RNR		07/02/98	15.52	3,104	40.05	8,010	4,905	120	1.49
1,200	RENAISSANCERE HLDGS LTD			07/02/98	15.52	18,625	40.05	48,060	29,435	719	1.49
1,400	Security Sub-Total					21,729		56,070	34,340	839	1.49
2,500	RAYOVAC	ROV		10/09/00	16.93	42,343	10.85	27,125	(15,218)		
1,100	RADIAN GROUP INC	RDN		12/27/01	42.63	46,893	33.38	36,718	(10,175)	88	.23
100	RADIAN GROUP INC			12/27/01	42.62	4,262	33.38	3,338	(924)	8	.23
1,200	Security Sub-Total					51,155		40,056	(11,099)	96	.23
3,996	REPUBLIC BNCRP MICH $5	RBNC		07/02/98	10.22	40,875	11.78	47,072	6,197	1,358	2.88
2,300	REYNOLDS&REYNOLDS A	REY		07/02/98	17.93	41,256	25.30	58,190	16,933	1,011	1.73
1,500	ROSS STORES INC COM	ROST		10/12/98	14.12	21,187	36.11	54,166	32,978	344	.63
4,100	SCIENTIFIC ATLANTA	SFA		12/24/02	12.27	50,307	13.74	56,334	6,027	163	.29
4,000	SOVEREIGN BANCRP INC COM	SOV		03/29/01	8.59	34,375	13.85	55,400	21,024	399	.72
12,200	3COM CORP DEL PV $0.01	COMS		06/12/02	4.70	57,340	4.92	60,036	2,696		